UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of September 2026

Commission File Number 001-38367

SOL-GEL TECHNOLOGIES LTD.

(Translation of registrant’s name into English)

7 Golda Meir Street

Ness Ziona 7403650, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Explanatory Note

On September 30, 2026, Sol-Gel Technologies Ltd. issued a press release announcing the hosting of a KOL Investor Day for SGT-610 on October 14, 2026.

Attached hereto is the following exhibit:

Exhibit 99.1               Press release dated September 30, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOL-GEL TECHNOLOGIES LTD.

Date: September 30, 2026	By:	/s/ Eyal Ben-Or
Eyal Ben-Or
Chief Financial Officer